BrocktonCapitalCorp.

403 – 850 West Hastings Street,

Vancouver, British Columbia, Canada V6C 1E1

Telephone: (604) 737.1015

Facsimile:	(604) 737.1072
e-mail:	bkitchen@shaw.ca

January 8, 2007

Tia L. Jenkins

US Securities and Exchange Commission

Office of Emerging Growth Companies

100 F. Street North East

Washington, D.C. 20549

RE: Form 20-F Annual Report for Fiscal 2005 Ended 4/30/2005

Brockton Capital Corp.; SEC file # 0-49760, letter dated November 30, 2006

Dear Ms. Jenkins:

With respect to your one comment in the letter of November 30, 2006, we comment as follows:

We believe the exchange of the note receivable for the distribution rights is in accordance with APB 29.

APB 29 states “The amount of monetary assets or liabilities exchanged generally provides an objective basis for measuring the cost of non-monetary assets or services received by an enterprise ...”. In our case the monetary asset exchanged is the note receivable. APB 29 paragraph 3 states that monetary assets are assets whose amounts are fixed in terms of units of currency by contract. Examples are notes receivable in cash. This is consistent with the note receivable that the Company held prior to the exchange for the distribution rights. The non-monetary asset received is the distribution rights.

APB 29 is relevant to exchanges that involve little or no monetary assets, which we believe is not the case in our circumstances.

Therefore the Company exchanged a monetary asset for a non-monetary asset and recorded it based on the amount of the monetary asset.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in our SEC filings; that neither staff comments nor our changes in disclosure in our filings to the staff comments foreclose the Commission from taking any action with respect to our filings; and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please communicate with the undersigned if there are any questions or difficulties.

Thank you.

Sincerely,

BROCKTON CAPITAL CORP.

/s/ Brad Kitchen

Brad Kitchen, Director

O\brocktonsecnov30response